_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    DECEMBER 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                              Redback Networks Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         -------------------------------
                         (Title of Class and Securities)

                                    757209507
   ------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Nikos Hecht
                             c/o Aspen Advisors LLC
                        152 West 57th Street, 46th Floor
                            New York, New York 10019
                                  (212)277-5600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    12/31/03
       ------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 757209507
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Advisors LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                            (b) (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS
          WC
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        ( )
     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       2,623,878
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          2,623,878
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,623,878
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.8%

     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________

     CUSIP No. 757209507
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Capital LLC
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                            (b) (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS
          WC
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       2,068,927
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          2,068,927
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,068,927
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                    ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          3.8%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          OO
     ___________________________________________________________________

     CUSIP No. 757209507
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Nikos Hecht
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                            (b) (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS
          WC
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S. Citizen
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       2,623,878
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          2,623,878
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,623,878
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                    ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.8%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          IN
     ___________________________________________________________________

     CUSIP No. 757209507
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Partners
     ___________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                            (b) (x)
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS
          WC
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       2,068,927
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          2,068,927
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,068,927
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                   (  )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          3.8%

     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
          PN
     ___________________________________________________________________

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is the Common Stock of Redback Networks Inc. (the "Issuer") (the "Common Stock"). On December 19, 2003, the United States Bankruptcy Court for the District of Delaware confirmed the Issuer's Prepackaged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"). On January 2, 2004, the Plan became effective.

         CUSIP Number 757209507 identifies the Issuer's post-reorganization Common Stock. CUSIP Number 757209101 identifies the Issuer's pre-reorganization common stock.

         The name and address of the principal executive offices of the Issuer is:

         Redback Networks Inc.
         300 Holger Way
         San Jose, CA  95134

Item 2.  Identity and Background

         Aspen Advisors LLC (the "Advisor")is a Delaware limited liability company. The Advisor provides investment advisory services to, and has investment discretion over, Aspen Partners (the "Partnership") and several managed accounts (the "Managed Accounts"), both of which own the Common Stock. The address of the Advisor's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Advisor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Advisor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         The Partnership is a series of Aspen Capital Partners, LP, a Delaware limited partnership organized in series. The Partnership is a private investment fund. The address of the Partnership's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Aspen Capital LLC (the "General Partner") is a Delaware limited liability company. The General Partner serves as general partner to the Partnership. The address of the General Partner's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The General Partner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The General Partner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is the Managing Member of the Advisor and the Managing Member of the General Partner. The principal business address of Nikos Hecht is c/o Aspen Advisors LLC, 152 West 57th Street, 46th Floor, New York, NY 10019.

         Nikos Hecht has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Nikos Hecht has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is a citizen of the United States of America.

         The Advisor, the Partnership, the General Partner and Nikos Hecht are collectively referred to herein as the "Reporting Persons."

Item 3   Source and Amount of Funds or Other Consideration

         All of the Common Stock was purchased in open market transactions.

         The funds for the shares of Common Stock owned by the Partnership and deemed to be beneficially owned by the General Partner came from the working capital of the Partnership. The funds for the remaining shares of Common Stock deemed to be beneficially owned by the Advisor and Nikos Hecht came from the working capital of the Managed Accounts. No funds were borrowed to purchase any of the shares.

Item 4.  Purpose of Transactions

         The shares of Common Stock owned or deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons currently have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in the Securities

         As of December 31, 2003, the Partnership directly owned 38,532,700 shares of the Common Stock. The General Partner was deemed beneficially to own 38,532,700 shares of the Common Stock. The Advisor and Nikos Hecht were each deemed beneficially to own 50,200,000 shares of the Common Stock. There were 183,009,000 shares of the Common Stock outstanding. Thus, the Partnership's ownership percentage of the Common Stock was 21.06%. The General Partner was deemed to own a 21.06% interest, and the Advisor and Nikos Hecht were each deemed to own a 27.43% interest in the Common Stock. The Partnership, the General Partner, the Advisor and Nikos Hecht each shared the power to vote and the power to dispose of 38,532,700 shares of the Common Stock of the Issuer owned by the Partnership. The Advisor and Nikos Hecht each shared the power to vote and the power to dispose of an additional 11,667,300 shares. Thus the Advisor and Nikos Hecht each shared the power to vote and the power to dispose of 50,200,000 shares of the Common Stock.

         As of the close of business on January 2, 2004, the Partnership directly owned 53,827,270 shares of the Common Stock. The General Partner was deemed beneficially to own 53,827,270 shares of the Common Stock. The Advisor and Nikos Hecht were each deemed beneficially to own 68,400,000 shares of the Common Stock. There were 183,009,000 shares of the Common Stock outstanding. Thus, the Partnership's ownership percentage of the Common Stock was 29.41%. The General Partner was deemed to own a 29.41% interest, and the Advisor and Nikos Hecht each deemed to own a 37.38% interest in the Common Stock. The Partnership, the General Partner, the Advisor and Nikos Hecht each shared the power to vote and the power to dispose of 53,827,270 shares of the Common Stock of the Issuer owned by the Partnership. The Advisor and Nikos Hecht each shared the power to vote and the power to dispose of an additional 14,572,730 shares. Thus the Advisor and Nikos Hecht each shared the power to vote and the power to dispose of 68,400,000 shares of the Common Stock.

         At 6:00 PM Pacific Time on January 2, 2004, the Plan became effective. Due to a 73.39:1 reverse stock split, effected pursuant to the Plan, and an issuance of additional Common Stock and warrants of the Issuer, the Partnership, the General Partner, the Advisor and Nikos Hecht were diluted such that none of them owned more than ten percent of the Common Stock of the Issuer.

         As of the date hereof, the Partnership directly owns 2,068,927 shares of the Common Stock.1 The General Partner is deemed beneficially to own 2,068,927 shares of the Common Stock.2 The Advisor and Nikos Hecht are each deemed beneficially to own 2,623,878 shares of the Common Stock.3 There are 52,135,000 shares of the Common Stock outstanding.4 Thus, the Partnership's ownership percentage of the Common Stock is 3.84%. The General Partner is deemed to own a 3.84% interest, and the Advisor and Nikos Hecht are each deemed to own a 4.83% interest in the Common Stock. The Partnership, the General Partner, the Advisor and Nikos Hecht each share the power to vote and the power to dispose of 2,068,927 shares of the Common Stock of the Issuer owned by the Partnership. The Advisor and Nikos Hecht each share the power to vote and the power to dispose of an additional 554,951 shares.5 Thus the Advisor and Nikos Hecht each share the power to vote and the power to dispose of 2,623,878 shares of the Common Stock.

         During the sixty days prior to the date of this filing, the Reporting Persons effected 27 transactions in the Issuer's pre-reorganization common stock or the Issuer's post-reorganization Common Stock.6 All the transactions reported herein were made after confirmation of the Plan.

         As a result of the Plan, Aspen Partners and the General Partner ceased to be the beneficial owners of more than five percent of the Common Stock as of January 2, 2004. The Advisor and Nikos Hecht ceased to be the beneficial owners of more than five percent of the Common Stock as of January 6, 2004.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None of the Reporting Persons have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock, except the Reporting Persons' ownership of the warrants described herein (CUSIP Numbers 757209119 and 757209127).

         Warrants exercisable for an aggregate of approximately 1.08 million shares will have an exercise price of $5.00 per share and warrants exercisable for an aggregate of approximately 1.14 million shares will have an exercise price of $9.50 per share. The exercise price may be paid in cash or in shares of common stock on a net basis. The warrants will be exercisable for seven years from issuance.

         The number of shares of common stock issuable upon exercise of each warrant shall be subject to adjustment from time to time, upon the occurrence of certain events, including:

         > proportionate adjustments to the number of shares subject to, and the exercise price of, each warrant in connection with any reclassification, stock split, subdivision, combination, consolidation, or capital stock dividend; and

         > in the event of a merger or consolidation of our company into another corporation, or a sale of substantially all of our assets in a manner that entitles our common stockholders to receive securities or assets with respect to or in exchange for their common stock, then provision shall be made so that each warrant holder shall be entitled to receive, upon exercise of the warrant, the number of shares of securities or other property equivalent in value that such warrant holder would have received if the warrant had been exercised prior to the transaction.

--------
1 The number 2,068,927 reflects the Partnership's ownership of 320,406 shares of common stock and 1,748,521 warrants.
2 The number 2,068,927 reflects the General Partner's deemed beneficial owner-
  ship of 320,406 shares of common stock and 1,748,521 warrants.
3 The number 2,623,878 reflects the Advisor's and Nikos Hecht's deemed beneficial ownership of 400,002 shares of common stock and 2,223,876 warrants. 4 The number 52,135,000 does not include warrants.
5 The number 554,951 reflects 79,596 shares of common stock and 475,355 warrants.
6 Charts of the transactions are filed herewith as Exhibit A.



Item 7.  Material to Be Filed as Exhibits

Exhibit A     Charts of Transactions

Exhibit B     Form of Warrant issued to holders of Redback Networks Inc.
              common stock and warrants in connection with the Plan (which is incorporated herein by reference to Exhibit 4.11 of the Issuer's
              Registration Statement on Form S-4/A filed on October 10, 2003
              (No. 333-108170)).

Exhibit C     Joint Filing Agreement




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ASPEN ADVISORS LLC


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member

                                                     Date: January 12, 2004
                                                           -------------------


                                                     ASPEN PARTNERS
                                                     By: Aspen Capital LLC
                                                         General Partner


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member

                                                     Date: January 12, 2004
                                                           -------------------


                                                     ASPEN CAPITAL LLC


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member

                                                     Date: January 12, 2004
                                                           -------------------


                                                     NIKOS HECHT


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht

                                                     Date: January 12, 2004
                                                           -------------------

                                EXHIBIT INDEX


Exhibit A     Charts of Transactions

Exhibit B     Form of Warrant issued to holders of Redback Networks Inc.
              common stock and warrants in connection with the Plan (which is incorporated herein by reference to Exhibit 4.11 of the Issuer's
              Registration Statement on Form S-4/A filed on October 10, 2003
              (No. 333-108170)).

Exhibit C     Joint Filing Agreement


                                                                                                                   EXHIBIT A

-----------------------------------------------------------------------------------------------------------------------------------
     Reporting Person          Date of             Number of Shares         Price Per Share        Percentage        How Effected
                             Transaction           Purchased (Sold)                                 Ownership
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           11/21/03                433,100                  $0.3322               0.71%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           11/26/03                389,800                  $0.2699               0.92%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           11/28/03                195,000                  $0.2799               1.03%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/02/03                389,700                  $0.2996               1.24%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/03/03                255,800                  $0.3119               1.38%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/04/03                913,400                  $0.3113               1.88%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/05/03               1,169,000                 $0.3010               2.52%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/08/03                775,000                  $0.3010               2.94%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/09/03                389,000                  $0.3339               3.16%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/09/03                389,000                  $0.3400               3.37%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/10/03               2,334,000                 $0.3383               4.64%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/11/03                778,000                  $0.3100               5.07%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/17/03               1,165,000                 $0.29247              5.71%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/17/03                389,000                  $0.30000              5.92%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/17/03                778,000                  $0.30970              6.34%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/18/03               1,550,000                 $0.31078              7.19%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/19/03               2,334,000                 $0.32701              8.47%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/23/03               1,556,000                 $0.31939              9.32%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/29/03               2,376,500                 $0.30903             10.61%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/30/03                902,000                  $0.30430             11.11%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           12/31/03               18,206,000                $0.22780             21.06%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/02/04               4,320,500                 $0.21129             23.42%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/02/04               10,974,070                $0.21920             29.41%           Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/02/04                 ---(1)                    ---               4.32%(2)          Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/05/04              (73,530)(3)                $6.85060            4.17%(2)(3)       Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/06/04              (77,770.00)                $7.89830            4.03%(2)          Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/06/04              (77,770.00)                $8.07800            3.88%(2)          Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Aspen Partners           01/06/04              (24,170.00)                $8.68220            3.84%(2)          Open Market
-----------------------------------------------------------------------------------------------------------------------------------

(1) Reverse stock split (73.3925456:1), dilution of equity interests and issuance of warrants pursuant to the Plan. (2) Reflects post-reorganization percentage ownership. (3) Number includes 233,300 shares of Common Stock sold and 159,770 warrants purchased.

-----------------------------------------------------------------------------------------------------------------------------------
     Reporting Person          Date of            Number of Shares        Price Per Share   Percentage Ownership      How Effected
                             Transaction          Purchased (Sold)
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         11/21/03                433,100                $0.3322               0.71%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         11/26/03                389,800                $0.2699               0.92%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         11/28/03                195,000                $0.2799               1.03%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/02/03                389,700                $0.2996               1.24%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/03/03                255,800                $0.3119               1.38%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/04/03                913,400                $0.3113               1.88%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/05/03               1,169,000               $0.3010               2.52%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/08/03                775,000                $0.3010               2.94%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/09/03                389,000                $0.3339               3.16%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/09/03                389,000                $0.3400               3.37%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/10/03               2,334,000               $0.3383               4.64%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/11/03                778,000                $0.3100               5.07%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/17/03               1,165,000              $0.29247               5.71%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/17/03                389,000               $0.30000               5.92%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/17/03                778,000               $0.30970               6.34%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/18/03               1,550,000              $0.31078               7.19%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/19/03               2,334,000              $0.32701               8.47%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/23/03               1,556,000              $0.31939               9.32%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/29/03               2,376,500              $0.30903              10.61%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/30/03                902,000               $0.30430              11.11%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         12/31/03              18,206,000              $0.22780              21.06%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/02/04               4,320,500              $0.21129              23.42%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/02/04              10,974,070              $0.21920              29.41%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/02/04                ---(1)                   ---               4.32%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/05/04             (73,530)(3)              $6.85060             4.17%(2)(3)         Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/06/04              (77,770.00)             $7.89830             4.03%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/06/04              (77,770.00)             $8.07800             3.88%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Capital LLC         01/06/04              (24,170.00)             $8.68220             3.84%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------

(1) Reverse stock split (73.3925456:1), dilution of equity interests and issuance of warrants pursuant to the Plan. (2) Reflects post-reorganization deemed percentage ownership. (3) Number includes 233,300 shares of Common Stock sold and 159,770 warrants purchased.

-----------------------------------------------------------------------------------------------------------------------------------
      Reporting Person          Date of           Number of Shares       Price Per Share     Percentage Ownership     How Effected
                              Transaction         Purchased (Sold)
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         11/21/03              750,000                $0.3322                0.96%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         11/26/03              500,000                $0.2699                1.23%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         11/28/03              250,000                $0.2799                1.37%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/02/03              500,000                $0.2996                1.64%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/03/03              320,300                $0.3119                1.81%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/04/03             1,179,700               $0.3113                2.46%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/05/03             1,500,000               $0.3010                3.28%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/08/03             1,000,000               $0.3010                3.82%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/09/03              500,000                $0.3339                4.10%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/09/03              500,000                $0.3400                4.37%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/10/03             3,000,000               $0.3383                6.01%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/11/03             1,000,000               $0.3100                6.56%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/17/03             1,500,000               $0.29247               7.38%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/17/03              500,000                $0.30000               7.65%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/17/03             1,000,000               $0.30970               8.20%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/18/03             2,000,000               $0.31078               9.29%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/19/03             3,000,000               $0.32701               10.93%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/23/03             2,000,000               $0.31939               12.02%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/29/03             3,000,000               $0.30903               13.66%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/30/03             1,143,800               $0.30430               14.29%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         12/31/03             24,056,200              $0.22780               27.43%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/02/04             5,000,000               $0.21129               30.16%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/02/04             13,200,000              $0.21920               37.38%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/02/04               ---(1)                  ---                 5.45%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/05/04             (95,000)(3)             $6.85060              5.25%(2)(3)         Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/06/04            (100,000.00)             $7.89830              5.07%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/06/04            (100,000.00)             $8.07800              4.89%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
     Aspen Advisors LLC         01/06/04            (31,973.00)              $8.68220              4.83%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------

(1) Reverse stock split (73.3925456:1), dilution of equity interests and issuance of warrants pursuant to the Plan. (2) Reflects post-reorganization deemed percentage ownership. (3) Number includes 300,000 shares of Common Stock sold and 205,000 warrants purchased.

-----------------------------------------------------------------------------------------------------------------------------------
   Reporting Person       Date of Transaction     Number of Shares        Price Per Share    Percentage Ownership     How Effected
                                                  Purchased (Sold)
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               11/21/03               750,000                $0.3322               0.96%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               11/26/03               500,000                $0.2699               1.23%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               11/28/03               250,000                $0.2799               1.37%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/02/03               500,000                $0.2996               1.64%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/03/03               320,300                $0.3119               1.81%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/04/03              1,179,700               $0.3113               2.46%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/05/03              1,500,000               $0.3010               3.28%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/08/03              1,000,000               $0.3010               3.82%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/09/03               500,000                $0.3339               4.10%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/09/03               500,000                $0.3400               4.37%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/10/03              3,000,000               $0.3383               6.01%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/11/03              1,000,000               $0.3100               6.56%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/17/03              1,500,000              $0.29247               7.38%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/17/03               500,000               $0.30000               7.65%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/17/03              1,000,000              $0.30970               8.20%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/18/03              2,000,000              $0.31078               9.29%              Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/19/03              3,000,000              $0.32701               10.93%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/23/03              2,000,000              $0.31939               12.02%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/29/03              3,000,000              $0.30903               13.66%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/30/03              1,143,800              $0.30430               14.29%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               12/31/03             24,056,200              $0.22780               27.43%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/02/04              5,000,000              $0.21129               30.16%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/02/04             13,200,000              $0.21920               37.38%             Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/02/04               ---(1)                   ---                5.45%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/05/04             (95,000)(3)             $6.85060              5.25%(2)(3)         Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/06/04            (100,000.00)             $7.89830              5.07%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/06/04            (100,000.00)             $8.07800              4.89%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------
      Nikos Hecht               01/06/04             (31,973.00)             $8.68220              4.83%(2)            Open Market
-----------------------------------------------------------------------------------------------------------------------------------

(1) Reverse stock split (73.3925456:1), dilution of equity interests and issuance of warrants pursuant to the Plan. (2) Reflects post-reorganization deemed percentage ownership. (3) Number includes 300,000 shares of Common Stock sold and 205,000 warrants purchased.

                                                                     EXHIBIT C

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Redback Networks, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of January, 2004.


                                                     ASPEN ADVISORS LLC


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member


                                                     ASPEN PARTNERS
                                                     By: Aspen Capital LLC
                                                         General Partner


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member


                                                     ASPEN CAPITAL LLC


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht
                                                         Managing Member


                                                     NIKOS HECHT


                                                     By: /s/ Nikos Hecht
                                                         ---------------------
                                                         Nikos Hecht